SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )

                             World Color Press Inc.
                           (F/K/A Quebecor World Inc.)
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    748203106
                                 (CUSIP Number)

                                 August 26, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 22 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748203106                13G                   Page 2 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Centerbridge Credit Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                2,445,235 shares of Common Shares

                496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                2,445,235 shares of Common Shares

                496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               2,445,235 shares of Common Shares

               496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              3.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 3 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                          Centerbridge Credit Partners General Partner L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                2,445,235 shares of Common Shares

                496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                2,445,235 shares of Common Shares

                496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               2,445,235 shares of Common Shares

               496,748 shares of Class A Convertible Preferred Shares, convertible into 496,748 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                                               3.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               00

-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 4 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Centerbridge Credit Partners Master, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                4,072,151 shares of Common Shares

                821,936 shares of Class A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                4,072,151 shares of Common Shares

                821,936 shares of Class A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               4,072,151 shares of Common Shares

               821,936 shares of Class A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                                               6.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 5 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                Centerbridge Credit Partners Offshore General Partner, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                4,072,151 shares of Common Shares

                821,936 shares of Series A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                4,072,151 shares of Common Shares

                821,936 shares of Series A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               4,072,151 shares of Common Shares

               821,936 shares of Series A Convertible Preferred Shares, convertible into 821,936 shares of Common Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               6.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 6 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
               Centerbridge Capital Partners Strategic Debt Acquisition, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                9,431 shares of Series A Convertible Preferred Shares, convertible into 9,431 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                9,431 shares of Series A Convertible Preferred Shares, convertible into 9,431 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               9,431 shares of Series A Convertible Preferred Shares, convertible into 9,431 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                                         Less than 1%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN

-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 7 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                         Centerbridge Capital Partners Debt Acquisition, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                265,589 shares of Series A Convertible Preferred Shares, convertible into 265,589 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                265,589 shares of Series A Convertible Preferred Shares, convertible into 265,589 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               265,589 shares of Series A Convertible Preferred Shares, convertible into 265,589 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)         0.4%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 8 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     Centerbridge Capital Partners SBS, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                479 shares of Series A Convertible Preferred Shares, convertible into 479 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                479 shares of Series A Convertible Preferred Shares, convertible into 479 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                479 shares of Series A Convertible Preferred Shares, convertible into 479 shares of Common Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)          less than 1%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 9 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                             Centerbridge Associates, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                275,499 shares of Series A Convertible Preferred Shares, convertible into 275,499 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                275,499 shares of Series A Convertible Preferred Shares, convertible into 275,499 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    GGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               275,499 shares of Series A Convertible Preferred Shares, convertible into 275,499 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)           0.4%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 10 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Centerbridge GP Investors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                275,499 shares of Series A Convertible Preferred Shares, convertible into 275,499 shares of Common Shares
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                275,499 shares of Series A Convertible Preferred Shares, convertible into 275,499 shares of Common Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               275,499 shares of Series A Convertible Preferred Shares,
               convertible into 275,499 shares of Common Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)         0.4%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                          00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 11 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Mark T. Gallogly
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                6,792,885 shares of Common Shares

                1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares

OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                6,792,885 shares of Common Shares

                1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               6,792,885 shares of Common Shares

               1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               10.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 12 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Jeffrey Aronson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                6,792,885 shares of Common Shares

                1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                6,792,885 shares of Common Shares

                1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                6,792,885 shares of Common Shares

                1,318,684 shares of Series A Convertible Preferred Shares, convertible into 1,318,684 shares of Common Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
------------------------------------------------------------------------------

     (11)    PERCENT OF CLASS REPRESENTED
             BY 10.9%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748203106                13G                   Page 13 of 22 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is World Color Press Inc. (F/K/A Quebecor Press Inc.) (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada H3A 364

Item 2(a).     Name of Person Filing:

     This statement is filed by:
         (i) Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Shares beneficially owned by it;
         (ii) Centerbridge Credit Partners General Partner L.L.C., a Delaware limited liability company ("CCPGP"), as general partner of CCP, with respect to the Common Shares beneficially owned by CCP;
         (iii) Centerbridge Credit Partners Master, L.P., a Cayman Islands limited partnership ("CCPM"), with respect to the Common Shares beneficially owned by it;
         (iv) Centerbridge Credit Partners Offshore General Partner, L.L.C., a Delaware limited liability company ("CCPOGP"), as general partner of CCPM, with respect to the Common Shares beneficially owned by CCPM;
         (v) Centerbridge Capital Partners SBS, L.P. a Delaware limited partnership ("SBS"), with respect to the Common Shares beneficially owned by it;
         (vi) Centerbridge Capital Partners Debt Acquisition, LP, a Delaware limited partnership ("CCPDA"), with respect to the Common Shares beneficially owned by it;
         (vii) Centerbridge Capital Partners Strategic Debt Acquisition, LP,
a Delaware limited partnership ("CCPSDA"), with respect to the Common Shares beneficially owned by it;
         (viii) Centerbridge Associates, LP, a Delaware limited partnership ("CALP"), as general partner of SBS, CCPDA and CCPSDA, with respect to the Common Shares beneficially owned by SBS, CCPDA and CCPSDA;
         (ix) Centerbridge GP Investors, LLC, a Delaware limited liability company ("CGPI"), as general partner of CALP, with respect to the Common Shares beneficially owned by SBS, CCPDA and CCPSDA;
         (x)  Mark T. Gallogly ("Mr. Gallogly"), as a managing member of
CGPI, CCPOGP and CCPGP, with respect to the Common Shares beneficially owned by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA;
and
         (xi) Jeffrey Aronson ("Mr. Aronson"), as a managing member of CGPI, CCPOGP and CCPGP, with respect to the Common Shares beneficially owned by
CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA.

     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

CUSIP No. 748203106                13G                   Page 14 of 22 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

Item 2(c).     Citizenship:

     CCP, SBS, CCPDA, CCPSDA, and CALP are limited partnerships organized under the laws of the State of Delaware. CCPM is a limited partnership organized under the laws of the Cayman Islands. CCPGP, CCPOGP, and CGPI are limited liability companies organized under the laws of the State of Delaware.
Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).     Title of Class of Securities:

     Common Shares (the "Common Shares").

Item 2(e).  CUSIP Number:

     748203106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

CUSIP No. 748203106                13G                   Page 15 of 22 Pages


         This Schedule 13G reports beneficial ownership of shares of Common Shares beneficially owned by the Reporting Persons as of the date hereof, both directly and upon conversion of certain Class A Convertible Preferred Shares of the Company, including (i) securities received by the Reporting Persons from escrow on August 26, 2009 and September 3, 2009, and (ii) other securities purchased but not yet acquired in exchange for certain syndicate claims, which purchases have not yet settled, but excluding certain securities currently held in reserve which may be issued to the Reporting Persons upon the resolution of certain disputed claims under the Company's Plan of Reorganization.

         A. Centerbridge Credit Partners, L.P., and Centerbridge Credit Partners General Partner L.L.C.
               (a) Amount beneficially owned as of September 9, 2009:
                   2,445,235 shares of Common Shares

                   496,748 shares of Series A Convertible Preferred Shares (the "Preferred Shares"), convertible into 496,748 shares of Common Shares

               (b) Percent of class: 3.9% The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 73,285,000 shares of Common Shares issued and outstanding on July 23, 2009 as reflected in the Form 6K of the Company for the month of July 2009, filed on July 23, 2009 (including certain shares issuable upon the resolution of certain disputed claims under the Company's Plan or Reorganization) and (ii) 1,318,684 shares of Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of certain Class A Convertible Preferred Shares currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Shares assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

               (c)(i) Sole power to vote or direct the vote: -0-
                 (ii) Shared power to vote or direct the vote:
                      2,445,235  shares of Common Shares

                      496,748 shares of Preferred Shares convertible into 496,748 shares of Common Shares

                (iii) Sole power to dispose or direct the disposition: -0-
                 (iv) Shared power to dispose or direct the disposition:
                      2,445,235  shares of Common Shares

                      496,748 shares of Preferred Shares convertible into 496,748 shares of Common Shares

        CCP has the power to dispose of and the power to vote the shares of Common Shares beneficially owned by it (both Common Shares issued upon conversion of the shares of Preferred Shares, and currently owned directly by
CCP), which powers may also be exercised by its general partner, CCPGP.

        B. Centerbridge Credit Partners Master, L.P., and Centerbridge Credit Partners Offshore General Partner, L.L.C.
              (a) Amount beneficially owned as of September 9, 2009:
                  4,072,151 shares of Common Shares

                  821,936 shares of Preferred Shares,
                  convertible into 821,936 shares of Common Shares

              (b) Percent of class: 6.6%

CUSIP No. 748203106                13G                   Page 16 of 22 Pages


             (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote:
                     4,072,151 shares of Common Shares

                     821,936 shares of Preferred Shares convertible into 821,936 shares of Common Shares

               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     4,072,151 shares of Common Shares

                     821,936 shares of Preferred Shares convertible into 821,936 shares of Common Shares

        CCPM has the power to dispose of and the power to vote the shares of Common Shares beneficially owned by it (both shares of Common Shares issued upon conversion of the shares of Preferred Shares, and currently owned directly by
CCPM), which powers may also be exercised by its general partner, CCPOGP.

         C.   Centerbridge Capital Partners SBS, L.P.
                   (a) Amount beneficially owned as of September 9, 2009:

                       479 shares of Preferred Shares,
                       convertible into 479 shares of Common Shares

                   (b) Percent of class: less than 1%

                   (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote:

                          479 shares of Preferred Shares convertible into 479 shares of Common Shares

                    (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct the disposition:

                          479 shares of Preferred Shares convertible into 479 shares of Common Shares

        SBS has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may be also exercised by its general partner, CALP.

         D.  Centerbridge Capital Partners Debt Acquisition, L.P.
                  (a) Amount beneficially owned as of September 9, 2009:

                        265,589 shares of Preferred Shares,
                        convertible into 265,589 shares of Common Shares

                  (b)    Percent of class: 0.4%

                  (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote:

                         265,589 shares of Preferred Shares convertible into 265,589 shares of Common Shares

                   (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:

                         265,589 shares of Preferred Shares convertible into 265,589 shares of Common Shares

        CCPDA has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may also be exercised by its general partner, CALP.

CUSIP No. 748203106                13G                   Page 17 of 22 Pages


         E.   Centerbridge Capital Partners Strategic Debt Acquisition, L.P.
                  (a)  Amount beneficially owned as of September 9, 2009:

                       9,431 shares of Preferred Shares,
                       convertible into 9,431 shares of Common Shares

                  (b)  Percent of class: less than 1%

                  (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote:

                         9,431 shares of Preferred Shares convertible into 9,431 shares of Common Shares

                   (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:

                         9,431 shares of Preferred Shares convertible into 9,431 shares of Common Shares

        CCPSDA has the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by it, which powers may also be exercised by its general partner, CALP.

         F.  Centerbridge GP Investors, L.L.C. and Centerbridge Associates, L.P.
                 (a)  Amount beneficially owned as of September 9, 2009:

                      275,499 shares of Preferred Shares,
                      convertible into 275,499 shares of Common Shares

                 (b)  Percent of class: 0.4%

                 (c)(i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote:

                        275,499 shares of Preferred Shares convertible into 275,499 shares of Common Shares

                  (iii) Sole power to dispose or direct the disposition: -0-
                   (iv) Shared power to dispose or direct the disposition:

                        275,499 shares of Preferred Shares convertible into 275,499 shares of Common Shares

        CALP, as the general partner of SBS, CCPDA and CCPSDA, and CGPI, as the general partner of CALP, share the power to dispose of and the power to vote the Common Shares issued upon conversion of the Preferred Shares beneficially owned by SBS, CCPDA and CCPSDA. By reason of the provisions of Rule 13d-3 of the Act, CALP and CGPI may be deemed to beneficially own the shares of Common Shares beneficially owned by SBS, CCPDA and CCPSDA.

         G.   Mark T. Gallogly and Jeffrey Aronson
                   (a) Amount beneficially owned as of September 9, 2009:
                       6,792,885 shares of Common Shares

                       1,318,684 shares of Preferred Shares,
                       convertible into 1,318,684 shares of Common Shares

                   (b) Percent of class: 10.9%

                   (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote:
                          6,792,885 shares of Common Shares

                          1,318,684 shares of Preferred Shares convertible into 1,318,684 shares of Common Shares

                    (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) hared power to dispose or direct the disposition:
                          6,792,885 shares of Common Shares

                     1,318,684 shares of Preferred Shares convertible into 1,318,684 shares of Common Shares

        Messrs. Gallogly and Aronson, as managing members of CGPI, CCPGP, and CCPOGP, share power to vote the Common Shares beneficially owned, directly

CUSIP No. 748203106                13G                   Page 18 of 22 Pages


and/or upon the conversion of Preferred Shares, by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Preferred Shares or any shares of Common Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Shares (including shares issuable upon conversion of the Preferred shares) beneficially owned by CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, SBS, CCPDA and CCPSDA. However, none of the foregoing should be construed in and of itself as an admission by Messrs Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Common Shares owned (either directly and/or upon conversion of any Preferred Shares) by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Common Shares owned (either directly and/or upon conversion of any Preferred Shares) by any of CCPGP, CCPOGP, CALP, CGPI, CCP, CCPM, CCPDA, CCPSDA or SSB.

         H. In addition to the above referenced securities, CCP, CCPM, SBS, CCPDA and CCPSDA hold warrants to purchase additional shares of Common Shares. However, the exercise of such warrants is subject to certain conditions, including conditions related to the price of the Common Shares, and such warrants are not currently exercisable.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         CCPOGP, the general partner of CCPM, has the power to direct the affairs of CCPM, including decisions respecting the disposition of the proceeds from the sale of any of the Preferred Shares or any shares of Common Shares. Messrs. Gallogly and Aronson are the Managing Members of CCPOGP and in that capacity direct CCPOGP's operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

     By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of September 9, 2009.

CUSIP No. 748203106                13G                   Page 19 of 22 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 9, 2009

                                     CENTERBRIDGE CREDIT PARTNERS, L.P.

                                     By:  Centerbridge Credit Partners
                                          General Partner, L.L.C.
                                          its general partner

                                     /s/ Jeffrey A. Gelfand
                                     ------------------------------
                                     Name:   Jeffrey A. Gelfand
                                     Title:  Authorized Signatory


                                     CENTERBRIDGE CREDIT PARTNERS
                                     GENERAL PARTNER, L.L.C.

                                     /s/ Jeffrey A. Gelfand
                                     ------------------------------
                                     Name:   Jeffrey A. Gelfand
                                     Title:  Authorized Signatory


                                     CENTERBRIDGE CREDIT PARTNERS
                                     MASTER, L.P.

                                     By:  Centerbridge Credit Partners
                                          Offshore General Partner, L.L.C,
                                          its general partner

                                     /s/ Jeffrey A. Gelfand
                                     ------------------------------
                                     Name:   Jeffrey A. Gelfand
                                     Title:  Authorized Signatory


                                     CENTERBRIDGE CREDIT PARTNERS
                                     OFFSHORE GENERAL PARTNER, L.L.C

                                     /s/ Jeffrey A. Gelfand
                                     ------------------------------
                                     Name:   Jeffrey A. Gelfand
                                     Title:  Authorized Signatory

CUSIP No. 748203106                13G                   Page 20 of 22 Pages



CENTERBRIDGE CAPITAL PARTNERS          CENTERBRIDGE ASSOCIATES, LP
SBS, L.P.

By:  Centerbridge Associates, LP, By:  Centerbridge GP Investors LLC,
     its general partner               its general partner
By: Centerbridge GP Investors, LLC,
    its general partner                /s/ Jeffrey A. Gelfand
                                       ------------------------------
/s/ Jeffrey A. Gelfand                 Name:   Jeffrey A. Gelfand
------------------------------         Title:  Authorized Signatory
Name:   Jeffrey A. Gelfand
Title:  Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS         CENTERBRIDGE GP INVESTORS, LLC
DEBT ACQUISITION, LP

By: Centerbridge Associates, LP,      /s/ Jeffrey A. Gelfand
    its general partner               ------------------------------
By: Centerbridge GP Investors, LLC,   Name:   Jeffrey A. Gelfand
    its general partner               Title:  Authorized Signatory

/s/ Jeffrey A. Gelfand
------------------------------
Name:   Jeffrey A. Gelfand            MARK T. GALLOGLY
Title:  Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS         /s/ Mark T. Gallogly
STRATEGIC DEBT ACQUISITION, L.P.      ------------------------------


By:  Centerbridge Associates, LP,
     its general partner              JEFFREY H. ARONSON
By: Centerbridge GP Investors, LLC,
    its general partner
                                      /s/ Jeffrey H. Aronson
/s/ Jeffrey A. Gelfand                ------------------------------
------------------------------
Name:   Jeffrey A. Gelfand
Title:  Authorized Signatory

CUSIP No. 748203106                13G                   Page 21 of 22 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Shares of World Color Press Inc. (f/k/a Quebecor World Inc.) is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of September 9, 2009


CENTERBRIDGE CREDIT PARTNERS, L.P.          CENTERBRIDGE CREDIT PARTNERS GENERAL
                                            PARTNER, L.L.C.

By: Centerbridge Credit Partners
General Partner, L.L.C., its general             /s/ Jeffrey A. Gelfand
partner                                          ------------------------------
                                                 Name:  Jeffrey A. Gelfand
By: /s/ Jeffrey A. Gelfand                       Title: Authorized Signatory
    ---------------------------------
    Name:  Jeffrey A. Gelfand
    Title: Authorized Signatory


CENTERBRIDGE CREDIT PARTNERS MASTER,       CENTERBRIDGE CREDIT PARTNERS OFFSHORE
L.P.                                       GENERAL PARTNER, L.L.C.

By: Centerbridge Credit Partners               /s/ Jeffrey A. Gelfand
Offshore General Partner, L.L.C., its         --------------------------------
general partner                               Name:  Jeffrey A. Gelfand
                                              Title: Authorized Signatory

By: /s/ Jeffrey A. Gelfand
    ---------------------------------
    Name:  Jeffrey A. Gelfand
    Title: Authorized Signatory


CENTERBRIDGE CAPITAL PARTNERS
STRATEGIC DEBT ACQUISITION, L.LP.

By: Centerbridge Associates, L.P.,
its general partner

By: Centerbridge GP Investors,LLC
its general partner

By: /s/ Jeffrey A. Gelfand
    ------------------------------
    Name:  Jeffrey A. Gelfand
    Title: Authorized Signatory

CUSIP No. 748203106                13G                   Page 22 of 22 Pages


CENTERBRIDGE CAPITAL PARTNER DEBT           CENTERBRIDGE CAPITAL PARTNERS SBS,
ACQUISITION, L.P.                           L.P.


By: Centerbridge Associates, L.P., its      By: Centerbridge Associates, L.P.,
general partner                             its general partner

By: Centerbridge GP Investors, LLC,         By: Centerbridge GP Investors, LLC,
its general partner                         its general partner

By: /s/ Jeffrey A. Gelfand                  By: /s/ Jeffrey A. Gelfand
    --------------------------------            ------------------------------
    Name:  Jeffrey A. Gelfand                   Name:  Jeffrey A. Gelfand
    Title: Authorized Signatory                 Title: Authorized Signatory


CENTERBRIDGE ASSOCIATES, L.P.               CENTERBRIDGE GP INVESTORS, LLC

By: Centerbridge GP Investors, LLC,
its general partner                         /s/ Jeffrey A. Gelfand
                                            ----------------------------------
                                            Name:  Jeffrey A. Gelfand
By: /s/ Jeffrey A. Gelfand                  Title: Authorized Signatory
    -------------------------------
    Name:  Jeffrey A. Gelfand
    Title: Authorized Signatory


MARK T. GALLOGLY                           JEFFREY H. ARONSON

/s/ Mark T. Gallogly                       /s/ Jeffrey H. Aronson
----------------------------------         -----------------------------------
Mark T. Gallogly                           Jeffrey H. Aronson